Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13G

Under the Securities and Exchange Act of 1934 (Amendment No.
1)*

Aftermarket Technology Corp
(Name of Issue)

COMMON
 (Title of Class of Securities)

008318107
(Cusip number)

Check the following box if a fee is being paid with this
statement [   ].  (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the
remainder of this cover page shall
not be deemed
to be "filed" for the purpose of
Section 18 of the Securities
Exchange Act of
1934 ("Act") or otherwise subject
to the liabilities in that section
of the Act
but shall be subject to all other
provisions of the Act (however, see
the
Notes).

Cusip Number:       008318107
13G

1.   Investment Advisers, Inc.
2.   Check the appropriate box if a
member of a
group:  (a)
[   ]
(b) [ X ]
3.   SEC Use only
4.   Citizenship or place of
organization:
Delaware
5.   Sole voting power: 936,400
6.   Shared voting power:  275,900
7.   Sole Dispositive power:
936,400
8.   Shared dispositive power:
275,900
9.   Aggregate amount beneficially
owned by
each reporting
person: 1,212,300
10.  Percent of class
represented by amount
in Row 9:  5.94

11.  Type of Person
Reporting*: IA

Item 1.   (a)  Name
of Issuer:
Aftermarket
     Technology Corp
     (b)  Address of
     Issuer's
     Principal
     Executive
     Offices:

900 Oakmont Lane
Suite 100
Westmont, IL 60559

Item 2.   (a)
Investment
Advisors, Inc.
     (b)  3700 First
     Bank Place, Box
     357,
     Minneapolis, MN
     55440 (c)
     Delaware
  (d)  Title of Class of
                Securities:
                Common
(e)  Cusip Number: 008318107
Item 3    (e)  Investment
Advisor
registered under
Section 203 of
the
          Investment Advisors
Act of 1940.
Item 4.   (a)  Amount
beneficially owned:
1,212,300
     (b)  Percent of Class:
5.94
 (c)  Number of shares as to
         which such
         person has:

  (I)  Sole power to vote:
           936,400

     (ii) Shared power to
vote:  275,900

     (iii)     Sole power to
dispose or
direct
disposition of:
936,400

(iv) Shared power to dispose
or direct disposition 275,900

Item 5.        If this
statement is being
filed to
report the
fact that as of
          the date hereof the
reporting person has ceased
to be the
          beneficial owner of
more than five percent of the
class of
securities, check the
following:  [     ]

Item 6.        The shares
referred to in
this filing
are held by
various
          custodian banks for
various clients of Investment
Advisors, Inc.
          None of the
individual clients
or custodian banks holds
more
  than 5% or more of the

          shares.

Item 7.        Not

applicable.

Item 8.        Not

applicable.

Item 9.        Not

applicable.

Item 10.

Certification

By signing below I certify
that, to the best of my
knowledge and belief, the
securities referred to
above were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purposes or effect.

After reasonable inquiry
and to the best of my
knowledge and belief, I
certify
that the infraction set
forth in this statement is
true, complete and correct.

Date:   2/01/2000

/s/  Julie vonArx

Julie vonArx
Manager of Compliance